Exhibit 99.1

News Announcement

Fundtech Contact:
Yoram Bibring
CFO - Fundtech Ltd.
Tel. 1-201-946-1100
Yoram.bibring@fundtech.com

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER
OF 2011

•	1st Quarter revenue of $37.2 million represents year-over-year organic growth of 11%.
•	1st Quarter GAAP EPS 15 Cents /1st Quarter Non-GAAP EPS 23 Cents.
•	Short term Cash, cash equivalents & marketable securities increased to $81 million compared to $59.5 million on March 31, 2010.
•	Increasing 2011 guidance.

JERSEY CITY, N.J. — May 4, 2011 - Fundtech Ltd. (NASDAQ: FNDT), a market leader in global transaction banking solutions, today announced financial results for the first quarter 2011.  Fundtech posted quarterly revenues of $37.2 million, an 11% increase year-over-year, compared to first quarter revenues of $33.4 million in 2010, and a 2% decrease compared to fourth quarter 2010 revenues of $37.8 million.

On a GAAP (Generally Accepted Accounting Principles) basis, Fundtech reported net income of $2.4 million, or $0.15 per diluted share, for the first quarter of 2011 compared with net income of $1.4 million, or $0.09 per diluted share, in the first quarter of 2010, and net income of $5.8 million, or $0.37 per diluted share, in the fourth quarter of 2010.

Excluding stock-based compensation, amortization of intangibles, and deferred taxes Fundtech’s adjusted (non-GAAP) net income for the first quarter of 2011 was $3.6 million, or $0.23 per diluted share, compared with $2.5 million, or $0.16 per diluted share, in the first quarter of 2010 and $4.6 million, or $0.29 per diluted share, in the fourth quarter of 2010. (See Schedule A attached to this news release -- Reconciliation from GAAP).

“The first quarter was another strong quarter for us as we exceeded the high end of our guidance for both revenues and earnings per share,” said Fundtech CEO Reuven BenMenachem.  "Coming off a strong 2010 we continue to execute well across our three segments and I feel confident that we are well positioned for continued growth. This Quarter we closed our largest ever Global CASHplus sale with a Pacific Rim bank. I believe that this multi-million dollar deal will establish Global CASHplus as a leading cash management solution in the international market.”

Other Highlights:

•	During the first quarter of 2011 Fundtech closed 110 new deals and added 4 new bank customers.
•	During the first quarter of 2011 Fundtech closed 5 new system sales with banks, including 1 CASHplus, 1 Global PAYplus, 1 Global CASHplus and 2 for BBP’s products.
•	For the three months ended March 31, 2011 operating cash flows were $28.1 million compared to $20.8 million in the first quarter of 2010.
•	CASHplus wins XCelent award for advanced technology and Aite Group award for innovation.

Guidance
The financial guidance provided is current as of today only and Fundtech undertakes no obligation to update its estimates.

For the year 2011 Fundtech is increasing its guidance as follows:

•
Fundtech estimates that revenues for 2011 will be between $155 million and $160 million compared to the previous guidance of $154 million to $159 million; that GAAP net income per diluted share will be between $0.76 and $0.86 compared to the prior guidance of $0.73 and $0.83; and that non-GAAP net income per diluted share, before all amortization expenses, stock-based compensation expenses and deferred taxes, will be between $1.03 and $1.13 compared to the prior guidance of between $1.00 and $1.10.

•	Fundtech estimates that financial income for the year 2011 will be $0.5 million and that tax expenses, excluding deferred taxes, will be approximately $2.6 million.
•	Fundtech estimates that annual amortization expenses for the year 2011 will be approximately $1.4 million and that stock-based compensation expenses will be approximately $3.5 million.
•	Fundtech estimates that the number of shares used for the calculation of the annual net income per share will be 16 million shares.

For the second quarter of 2011 Fundtech is providing the following guidance:

•
Fundtech estimates that second quarter revenues will be between $38.5 million and $39.5 million; that GAAP net income per diluted share will be between $0.15 and $0.19; and that non-GAAP net income per diluted share, before all amortization expenses, stock-based compensation expenses, and deferred taxes, will be between $0.23 and $0.27.

•	Fundtech estimates that financial income for the second quarter will be $0.1 million and that tax expenses, excluding deferred taxes, will be approximately $0.5 million.
•	Fundtech estimates that quarterly amortization expenses for the second quarter of 2011 will be approximately $350,000 and that stock-based compensation expenses will be approximately $850,000.
•	Fundtech estimates that the number of shares used for the calculation of quarterly net income per share will be 15.9 million shares.

Fundtech’s guidance does not include the impact of deferred taxes and also does not include the impact of any future impairment of intangible assets, as these assets are periodically being evaluated by Fundtech’s management under evolving accounting standards which are incapable of assessment in advance.

Reconciliation of GAAP Results to Non-GAAP Results
Fundtech provides non-GAAP operating results as a supplement to its GAAP financial results. The presentation of this information should not be considered in isolation to, or as a substitute for the financial results presented in accordance with GAAP. Management believes that non-GAAP financial measures are useful to investors because they allow for an evaluation of Fundtech with a focus on the performance of its core operations.

Fundtech’s executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.

We are presenting Fundtech’s non-GAAP net income as well as Adjusted EBITDA. We define non-GAAP net income as net income plus stock-based compensation, amortization of intangibles, impairment of goodwill and other intangible assets, impairment of marketable securities, and deferred taxes.   We define Adjusted EBITDA as net income plus stock-based compensation, depreciation and amortization expenses, impairment of marketable securities, deferred and current taxes, and interest expense (income).

A detailed reconciliation of GAAP net income to non-GAAP net income and Adjusted EBITDA is included in the attached Schedule A.

Fundtech to Host Conference Call
The senior management of Fundtech will host a conference call at 8:30 AM (ET), Wednesday, May 4, to discuss Fundtech’s first quarter 2011 results and to answer questions from the investment community.

To participate, please call 1-877-303-7023 or 1-224-357-2223 and ask for the Fundtech call. Participants from Israel may dial toll free 1809-245917 and ask for the Fundtech call.

A replay of the conference call will be available from 11:30 AM (ET) May 4, until 11:59 PM (ET) May 31. The replay may be accessed by dialing 1-800-642-1687 or 1+706-645-9291, conference ID: 60687707.

This call will also be web cast live on: http://www.fundtech.com. An online replay will be available until May 31, 2011.

About Fundtech

Fundtech (NASDAQ: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech operates the world’s largest SWIFT service bureau. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply chain financing. We are the leading provider of CLS systems to the world’s largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

Forward Looking Statements:
This news release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2009, including general economic and market conditions, changes in regulations and taxes and changes in competition in the pricing environment. Undue reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this release or to reflect the occurrence of unanticipated events.

###

FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	March 31,	December 31,
	2011	2010
ASSETS

Current assets:
Cash and cash equivalents	$53,236	$24,916
Short term deposits	1,498	1,910
Marketable securities	26,203	26,419
Trade receivables, net	28,478	29,706
Deferred tax asset	4,560	4,552
Other accounts receivable, prepaid expenses and inventories	7,745	6,411

Total current assets	121,720	93,914

Marketable securities	753	753
Severance pay fund	1,910	1,953
Long term deposits	1,321	1,931
Long term prepaid expenses	2,332	2,289
Property and equipment, net	11,158	11,453
Goodwill, net	42,222	41,041
Other assets, net	3,899	4,126

Total assets	$185,315	$157,460

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$2,391	$2,309
Deferred revenues	34,328	11,541
Employee and payroll accruals	10,664	11,099
Other accounts payable and accrued expenses	8,937	8,573

Total current liabilities	56,320	33,522

Accrued severance pay	5,608	5,554
Deferred tax liability	1,255	1,190
Other long term liabilities	1,656	1,732

Total liabilities	64,839	41,998

Shareholders' equity:
Share capital	51	51
Additional paid-in capital	164,488	163,252
Accumulated other comprehensive income	3,527	1,867
Accumulated deficit	(25,893)	(28,265)
Treasury stock, at cost	(21,697)	(21,443)

Total shareholders' equity	120,476	115,462

Total liabilities and shareholders' equity	$185,315	$157,460

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended
	March 31,
	2011	2010
Revenues:
Software license	$4,275	$3,714
Software hosting	7,831	7,022
Maintenance	10,750	10,142
Services	14,344	12,531

Total revenues	37,200	33,409

Operating expenses:
Software licenses costs	34	211
Amortization of other intangible assets	351	426
Maintenance, hosting and services costs [1]	18,051	15,603
Software development [1]	5,563	5,374
Selling and marketing [1]	4,845	4,506
General and administrative [1]	5,502	4,998

Total operating expenses	34,346	31,118

Operating income	2,854	2,291

Financial income (expense), net	350	(470)
Income taxes	(832)	(427)

Net income	$2,372	$1,394

Net income per share:
Net income used in computing income per share	$2,372	$1,394
Basic income per share	$0.16	$0.09
Diluted income per share	$0.15	$0.09
Shares used in computing:
Basic income per share	15,084,247	15,256,728
Diluted income per share	15,864,682	16,085,296

Adjusted non-GAAP[2] net income per share:
Adjusted non-GAAP[2] net income used in computing income per share	$3,618	$2,516
Adjusted non-GAAP[2] net income per share	$0.23	$0.16
Shares used in computing adjusted non-GAAP[2] net income per share	15,864,682	16,085,296

[1] Includes charges for stock-based compensation in 2011 and 2010
[2] See Reconciliation from GAAP

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Three Months Ended
	March 31,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,372	$1,394
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	1,635	2,019
Stock-based compensation	865	696
Accrued interest on marketable securities and accretion amortization	101	(19)
Deferred income taxes	30	63
Decrease (Increase) in trade receivables	1,155	(5,836)
Increase in prepaid expenses, other accounts receivable	(930)	(1,502)
Increase in trade payables	56	294
Increase in deferred revenues	22,552	21,597
Increase (Decrease) in employee and payroll accruals	(515)	275
Increase in other accounts payable and accrued expenses	761	1,613
Increase in accrued severance pay, net	53	200

Net cash provided by operations	28,135	20,794

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	(6,630)	(11,493)
Redemption of held-to-maturity marketable securities	6,745	3,307
Realization of short term deposits	417	--
Purchase of property and equipment	(898)	(759)
Net change in long term deposits and long term prepaid expenses	610	13
Additional consideration in a business combination	(454)	(830)

Net cash used in investing activities	(210)	(9,762)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of share capital and exercise of stock options and warrants, net	370	134
Decrease in other long term Liabilities	--	(16)
Investment in treasury stock, at cost	(254)	(1,783)

Net cash provided by (used in) financing activities	116	(1,665)

Effect of exchange rate on cash and cash equivalents	279	(191)

Increase in cash and cash equivalents	28,320	9,176
Cash and cash equivalents at the beginning of the period	24,916	20,903

Cash and cash equivalents at the end of the period	$53,236	$30,079

Appendix A
Additional consideration in a business combination
Goodwill	$454	$830

Schedule A to Press Release

Reconciliation from GAAP
(In Thousands, Except Share and Per Share Data)

	Three Months Ended
	March 31,
	2011	2010

Reconciliation of GAAP net income to adjusted EBITDA and to adjusted net income:

Net income	$2,372 [1]	$1,394 [1]

Financial income (expense), net	(350)	470
Income taxes	802	427
Deferred taxes expenses	30	--
Amortization	351	426
Depreciation	1,284	1,593
[2] Stock-based compensation	865	696

Adjusted EBITDA	$5,354	$5,006

Financial income (expense), net	350	(470)
Income taxes	(802)	(427)
Depreciation	(1,284)	(1,593

Adjusted net income	$3,618	$2,516

Adjusted net income per share	$0.23	$0.16

Shares used in computing adjusted net income per share	15,864,682	16,085,296

[1] Net income per share (diluted) was approximately $0.15 and $ 0.09 for the three months ended March 31, 2011 and 2010, respectively.

[2] Stock-based compensation
Maintenance, hosting and services costs	$114	$93
Software development	74	53
Selling and marketing	201	151
General and administrative	476	399

	$865	$696